LINKWELL CORPORATION
                            No. 476 Hutai Branch Road
                                Baoshan District
                             Shanghai, China 200436

                                                   telephone (86) 21-56689332

                                    'CORRESP'

                                                           November 1, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Pamela A. Long, Assistant Director
                  Jennifer Thompson
                  Anne McConnell
                  Brigitte Lippmann
                  Chris Edwards

         Re:      Linkwell Corporation (the "Company")
                  Amendment No. 3 to the Registration Statement on Form SB-2 Filed on September 21, 2006
                  File No. 333-131666

Ladies and Gentlemen:

         Reference is made to the Staff's comments under cover of its letter dated October 11, 2006 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement ("Amendment No. 4"). The following numbered responses correspond to the Staff's numbered comments in its October 11, 2006 letter. Under separate cover the Company is providing Ms. Thompson with three marked copies of Amendment No. 4 keyed to the following responses.

         Supplementally please be advised that the holders of the remaining 650,000 shares of Series B 6% Cumulative Convertible Preferred Stock have converted those shares, including accrued but unpaid dividends, into shares of the Company's common stock. Amendment No. 4 reflects those conversions. In accordance therewith, the Company has reduced the number of shares of common stock it was registering related to the shares issuable upon the conversion of the Series B 6% Cumulative Convertible Preferred Stock and for payment of dividends thereunder to reflect the shares actually issued. Please see the Calculation of Registration Fee table.

         In response to the Staff's comments as contained in its October 11, 2006 correspondence, please be advised as follows:

Liquidity and Capital Resources, page 27

1. We note your response to prior comment 6 and your disclosures on pages 28-29 concerning the increase in days outstanding for accounts receivable and have the following comments:

o Please disclose how long customers have to pay for products on which you offer longer payment terms as sales incentives.
         Response: The requested additional disclosure has been included in Amendment No. 4; please see pages 5 and 28.

o Please quantify and disclose how much of your December 31, 2005 and June 30, 2006 accounts receivable balances have been collected as of the most recent practicable date for both third party and related party accounts receivable.

         Response: Amendment No. 4 has been revised to disclose at each of December 31, 2005 and June 30, 2006 the amount of accounts receivable balances for both related and third party customers which have been collected as of the most recent practicable date. Please see page 28.

o We note that most of your related party accounts receivable are due from Shanghai Likang Pharmaceuticals Technology Company, Limited, which is owned by two of your officers and directors. We also note that this related party tenders payment to you upon receipt of payment from their customers. In light of the above, please disclose how management determined that no allowance for doubtful accounts is needed for related party accounts receivable. In this regard, it is unclear to us why Shanghai Likang Pharmaceuticals Technology Company, Limited's third party customers would be less likely to default than your third party customers, and it would appear that you should reflect an allowance for doubtful accounts for any amount that they do not expect to collect. If your officers and directors, who own Shanghai Likang Pharmaceuticals Technology Company, Limited will pay the accounts receivable owned to you regardless of whether payments are received from third party customers, and this is your basis for not recording an allowance for doubtful accounts, you should disclose the fact.

         Response. Amendment No. 4 has been revised to expand the disclosure as requested. Please see page 28. As described therein, management of the Company made the determination that no allowance for doubtful accounts related to Shanghai Likang Pharmaceuticals Technology Company, Limited was necessary based upon the creditworthiness and payment history of its third party customers. In addition, Messrs. Bian and Guan, the Company's officers and directors who are the owners of Shanghai Likang Pharmaceuticals Technology Company, Limited, have orally guaranteed the payment of the receivables. To date, the Company has collected the accounts receivables from Shanghai Likang Pharmaceuticals Technology Company, Limited in accordance with their terms and neither Mr. Bian nor Mr. Guan have been requested to perform under this oral guarantee.

Financial Statements for the Six Months Ended June 30, 2006

Note 8 - Stockholders' Equity, page F-39

2. We note your response to prior comments 8 and 10. Based on your responses, it is not clear to us if you accrue dividends on your preferred stock because you believe you are legally obligated to declare dividends. Please clarify or revise. In addition, in regard to your series B preferred stock, please tell us how you considered the provisions related to the increase in the dividend rate in your evaluation of the conversion feature and the warrants under EITF 00-19. Given the increase in the dividend rate to 20% upon the May 2006 event of default, please provide us with your analysis of whether this high dividend rate is effectively a cash settlement of your series B convertible preferred stock and the related warrants.

         Response. The Company does not believe that it was legally obligated to declare dividends on its Series A Preferred Stock; however, because under Florida law our Board could have declared dividends on one or more series of our preferred stock, the Company believed the most conservative approach was to accrue for the dividends on our Series A Preferred Stock as a precaution for the potential liability expense associated with the cumulative amount of the Series A Preferred Stock dividend. The designations of the Series B 6% Cumulative Convertible Preferred Stock provided that dividends on those shares began to accrue on the date of issuance of the security and were payable commencing with the period ending October 31, 2006. As such, and given that the Company is permitted under Florida law to pay these dividends, the Company believed it was legally obligated to declare the dividends on the Series B 6% Cumulative Convertible Preferred Stock. As set forth above, upon the conversion of the Series B 6% Cumulative Convertible Preferred Stock the Company issued additional shares to the holders as dividends on those shares.

         The Company considers the provisions related to the increase in the dividend rate of the Series B 6% Cumulative Convertible Preferred Stock as being similar to a liquidating damage under a registration rights penalty. Accordingly, the Company has adopted View C of EITF 05-4 "Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19". As a result, the Company classifies as a liability instrument the fair value of the increased dividend rate since such increase (i) was caused by the requirement to file, and cause to be declared effective a registration statement within contractually fixed time periods, and (ii) provided for the payment of the increased dividend rate in the event of its failure to comply with such time period. Additionally, the Company considered paragraph 12 of SFAS 133 and concluded that the embedded derivative instrument (the dividend penalty) was separated from the host contract (the Series B 6% Cumulative Convertible Preferred Stock) and accounted for it as a derivative instrument. The risk involved in the dividend penalty provision of the Series B 6% Cumulative Convertible Preferred Stock relates to the filing of a registration statement, having it declared effective and maintaining its effectiveness. At June 30, 2006, the Company accrued the estimated fair value of the derivative liability associated with the dividend penalty which approximated actual dividends due. This estimate was based on the assumption that future dividend penalties had a nominal value due to the pending and actual registration of the shares. Additionally, on July 18, 2006, 850,000 shares of 1,500,000 shares of the Series B 6% Cumulative Convertible Preferred Stock were converted to common shares, thus reducing any potential penalties due. The Company has monitored the development of this issue and for the quarterly period ended September 30, 2006 it will modify its accounting under the circumstances. The Company reasonably believes the pending registration statement will be declared effective prior to December 31, 2006 based upon the remaining outstanding comments. As set forth earlier in this letter, the holders of the remaining 650,000 shares of Series B 6% Cumulative Convertible Preferred Stock converted those shares, including accrued but unpaid dividends, into shares of the Company's common stock. Based on the Company's expectations of obtaining an effective registration statement, the Company estimates that it accrue an additional dividend related to the Series B 6% Cumulative Convertible Preferred Stock of approximately $150,000 at September 30. 2006.

         Within the next few days of the filing of Amendment No. 4 the Company will file its 10-KSB/A#2 for the year ended as well as a 10-QSB/A for each of the periods ended March 31, 2006 and June 30, 2006 which will reflect the various revisions in accordance with prior comments from the Staff as contained in its letters dated June 7, 2006 and September 6, 2006. These comments and the Company's responses thereto are as follows:

Comment letter dated June 7, 2006

Linkwell Corporation Financial Statements for the Year Ended December 31, 2005 Consolidated Statements of Operations, page F-4

22. It is unclear to us that you have correctly calculated the loss available to common shareholders. In this regard, it appears that you have not included the dividend in arrears for each series of preferred stock in your calculation of the loss available to common shareholders. Please advise or revise. Refer to paragraph 9 of SFAS 128.

         Response. The Company has previously revised its financial statements contained in the registration statement to properly accrue undeclared and unpaid cumulative dividends on its Series A and Series B preferred Stock and have included these dividends in its calculation of loss or income available to common shareholders. Please see pages F-22, F-23, F-24, F-36 and F-37 of Amendment No. 2. These revisions will also be reflected on pages F-3, F-4, F-5, F-17 and F-18 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005 as filed.

Consolidated Statements of Stockholders' Equity, page F-5

23. We note your response to the fifth bullet point of comment 65 from our previous comment letter dated March 8, 2006. Despite the fact that your board of directors has not yet declared the 6% cumulative dividends on your Series A and Series B Preferred Stock, you should disclose the per share and aggregate amount of cumulative preferred dividends in arrears.

         Response. The Company previously revised its financial statements and notes thereto for the year ended December 31, 2005 and for the interim period ended March 31, 2006 to accrue undeclared and unpaid cumulative preferred stock dividends related to our Series A and Series B preferred stock, and disclosed the per share and aggregate amount of these cumulative preferred dividends in its footnotes, which such revisions and additional disclosure were reflected on pages 27, F-2, F-3, F-36 and F-37 of Amendment No. 2. These revisions will also be also reflected on pages F-17 and F-18 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005 and pages 3,4,14 and 15 of the Form 10-QSB/A for the period ended March 31, 2006 as filed.

Consolidated Statements of Cash Flows, page F-6

25. We note you reconcile net income from continuing operations to cash flows from operating activities. Please revise to reconcile net income to cash flows from operating activities in your annual and interim statements as required by paragraph 28 of SFAS 95. In addition, it appears to us that your presentation of discontinued operations does not fully comply with footnote 10 of SFAS 95. Please advise or revise.

         Response. As requested, the Company has previously revised its consolidated statement of cash flows for the year ended December 31, 2005 to properly reconcile net income to cash flows from operating activities, which such revision appeared on page F-25 of Amendment No. 2. This revision will also be reflected on page F-16 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005 as filed.

26. It is not clear to us what the change in "other payables" in cash flows from operating activities represents. It appears to us that this may be the change in the current portion of loans payable. Please advise or revise. Please be advised that cash changes in borrowings should be classified in cash flows from financing activities. Please note that you should present the proceeds from your borrowings and the repayment of your borrowings as to separate line times. Refer to paragraphs 13 and 18-20 of SFAS 95.

         Response. As requested, the Company has previously revised its consolidated statement of cash flows for the year ended December 31, 2005 to properly reflect cash flows from changes in loans payable in financing activities, which such revisions appeared on page F-25 of Amendment No. 2. This revision will also be reflected on page F-6 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005 as filed.

Note 6 - Related Party Transactions, page F-16

29. It appears that the disclosure that your related party accounts receivable balance was $536,977 at December 31, 2005 is not accurate and should be revised.

         Response. The Company has previously revised its note disclosure of related party receivables to $870,652, which such revision appeared on page F-35 of Amendment No. 2. This revision will also be reflected on page F-16 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005.

FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2005

Item 8A - Controls and Procedures, page 42

33. We note your disclosure concerning your restatement. Please revise to clearly state whether, in light of this restatement, your certifying officer has now concluded that your disclosure controls and procedures at December 31, 2005 were effective or ineffective. If you conclude that your disclosure controls and procedures were effective, please state that they were effective at the reasonable assurance level, in light of your use of this qualification in the first paragraph of page 43. If you conclude that your disclosure controls and procedures were effective, you should explain how you concluded that they were effective in light of the identified deficiency in your internal controls.

         Response. Item 8A., Controls and Procedures, of the Form 10-KSB/A#2 for the period ended December 31, 2005 will be revised to state that the Company's certifying officer concluded the Company's disclosure controls and procedures were ineffective at December 31, 2005. Please see page 35.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

Item 3 - Controls and Procedures, page 31

35. Please revise to clearly conclude whether your disclosure controls and procedures were effective or ineffective at March 31, 2006. If you conclude that your disclosure controls and procedures were effective, please state that they were effective at the reasonable assurance level, in light of your use of this qualification in the first paragraph on page 32. If you conclude that your disclosure controls and procedures were effective, you should explain how you concluded that they were effective in light of the identified deficiency in your internal controls at year end, since it appears that you have not corrected this deficiency at March 31, 2006.

         Response. Part I, Item 3, Controls and Procedures, of the Form 10-QSB/A for the period ended March 31, 2006 will be revised to state that the Company's certifying officer concluded the Company's disclosure controls and procedures were ineffective at March 31, 2006. Please see page 31.

Comment letter dated September 6, 2006

FORM SB-2/A#2 FILED AUGUST 10, 2006

Certain Relationships and Related Transactions, page 61

7. We note your response to prior comment 11. We also note your disclosures on page 63 that you pay Shanghai Shanhai Group a fixed return of $9,375 annually and that you record this payment as rent expense. Please reconcile these disclosures. Please help us understand the material terms of this agreement and your accounting and please explain how you determine the amount you allocate to the minority interest.

         Response. Pages 22, 26, 63, F-4, F-14, F-26 and F-35 of Amendment No. 3, which includes the financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006 which appeared in Amendment No. 3, have previously been revised to reflect the fixed return as interest expense, which totaled $9,375 for the year ended December 31, 2005 and $4,688 for the six months ended June 30, 2006. This revision will be reflected on page F-4 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005, page 4 of the Form 10-QSB/A for the period ended March 31, 2006 and page 4 of the Form 10-QSB/A for the period ended June 30, 2006 as filed.

9. We note your response to prior comment 34 and your changes to the number of weighted average common shares outstanding on the face of your statement of operations. Please revise your earnings per share footnote to clarify, if true, that your preferred stock is a participating security under SFAS 128 and EITF 03-6 and that you are calculating basis earnings per share using the if-converted method because you have determined that the if-converted method is not less dilutive than the two-class method. Please clarify why you did not make a similar revision to your 2005 earnings per share in your December 31, 2005 financial statements, which we assume is because use of the if-converted method would be dilutive.

         Response. The Company has previously revised Note 1 on page F-9 and
Note 1 on page F-39 of Amendment No. 3 to revise its earnings per share footnotes. This revision will be reflected on page F-9 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005, page 8 of the Form 10-QSB/A for the period ended March 31, 2006 and page 9 of the Form 10-QSB/A for the period ended June 30, 2006 as filed.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statement for the Period Ended June 30, 2006

Consolidated Statements of Operations, page 4

10. We note the expense you recorded for your registration rights penalty and your explanation of this penalty on page 30. We have the following comments:

o It is not clear if the registration rights penalty recorded in your financial statements relates to the increase in the dividend rate of your Series B Cumulative Convertible Preferred from 6% to 20% because the Form S-1 was not declared effective by May 27, 2006 or to another penalty provision. Please revise your discussion of this registration rights penalty in your footnotes to clarify this matter.

[balance of comment omitted as response required no revisions to subject filings]

         Response: The Company previously revised its disclosure on pages F-11 and F-33 of Amendment No. 3 to clarify the fact that the registration rights penalty recorded in its financial statements relates to liquidating rights penalty provisions and does not relate to the increase in the dividend rate from 6% to 20%. This revision will be reflected on page F-11 of the Form 10-KSB/A#2 for the fiscal year ended December 31, 2005, page 10 of the Form 10-QSB/A for the period ended March 31, 2006 and page 11 of the Form 10-QSB/A for the period ended June 30, 2006 as filed.

Item 3 - Controls and Procedures, page 35

12. We note your response to prior comments 33 and 35. Please also apply these comments to your June 30, 2006 Form 10-QSB, and amend this filing to clearly conclude whether your disclosure controls and procedures were "effective" or "ineffective." Additionally, please confirm to us that you will revise your disclosure in future Exchange Act filings to comply with our comments on this issue.

         Response: Part I, Item 3, Controls and Procedures, of the Form 10-QSB/A for the period ended June 30, 2006 will be revised to state that the Company's certifying officer concluded the Company's disclosure controls and procedures were ineffective at June 30, 2006. Please see page 35. The Company has previously confirmed to the Staff in its letter of September 20, 2006 that its disclosure in future Exchange Act filings will comply with the Staff's comments on this issue.

         The Company acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.


                                                     Very truly yours,

                                                     /s/ Xue Lian Bian
                                                     Xue Lian Bian
                                                     President

cc:      James M. Schneider, Esq.
         Sherb & Co., LLP